UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2


                             Celsius Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15118V108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 26, 2007
--------------------------------------------------------------------------------

                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [   ]   Rule 13d-1(b)
          [   ]   Rule 13d-1(c)
          [ X ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15118V108              Schedule 13G                        Page 2 of 6
--------- ----------------------------------------------------------------------

1.        Name of Reporting Person
          I.R.S. Identification Nos. of above person (entities only):


          John T. Nugent
--------- ----------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions):


          (a)      [     ]


          (b)      [ X ]
--------- ----------------------------------------------------------------------

3. SEC Use Only:
--------- ----------------------------------------------------------------------

4.        Citizenship or Place of Organization: United States
------------------ -------------------------------------------------------------

Number of Shares   5. Sole Voting Power:
  Beneficially           5,348,985
  Owned by Each
Reporting Person
      With
------------------ -------------------------------------------------------------

                   6. Shared Voting Power: 0
------------------ -------------------------------------------------------------

                   7. Sole Dispositive Power:
                         5,348,985
------------------ -------------------------------------------------------------

                   8. Shared Dispositive Power:
                         0
--------- ----------------------------------------------------------------------

9.        Aggregate Amount Beneficially Owned by Each Reporting Person:
          5,348,985
--------- ----------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
--------- ----------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9): 5.4%

--------- ----------------------------------------------------------------------
12.
          Type of Reporting Person (See Instructions):  IN
--------- ----------------------------------------------------------------------

CUSIP No. 15118V108              Schedule 13G                        Page 3 of 6
--------------------------------------------------------------------------------

1.        Name of Reporting Person
          I.R.S. Identification Nos. of above person (entities only):


          Anthony J. Baudanza
--------- ----------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions):


          (a)      [     ]


          (b)      [ X ]
--------- ----------------------------------------------------------------------

3. SEC Use Only:
--------- ----------------------------------------------------------------------

4.        Citizenship or Place of Organization: United States
------------------ -------------------------------------------------------------

Number of Shares   5. Sole Voting Power:
  Beneficially           5,348,985
  Owned by Each
Reporting Person
      With
------------------ -------------------------------------------------------------

                   6. Shared Voting Power: 0
------------------ -------------------------------------------------------------

                   7. Sole Dispositive Power:
                         5,348,985
------------------ -------------------------------------------------------------

                   8. Shared Dispositive Power:
                         0
--------- ----------------------------------------------------------------------

9.        Aggregate Amount Beneficially Owned by Each Reporting Person:
          5,348,985
--------- ----------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):


          [     ]
--------- ----------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9): 5.4%

--------- ----------------------------------------------------------------------
12.
          Type of Reporting Person (See Instructions):  IN
--------- ----------------------------------------------------------------------

CUSIP No. 15118V108              Schedule 13G                        Page 4 of 6
--------------------------------------------------------------------------------

Item 1(a). Name of Issuer

     Celsius Holdings, Inc. ("CHI").

Item 1(b). Address of Issuer's Principal Executive Offices

     CHI is a Nevada corporation with its principal executive offices at Analipseos 30, Apt. #25, 52236 Panorama, Thessaloniki, Greece.

Item 2(a). Name of Person Filing

     John T. Nugent

     Anthony J. Baudanza


Item 2(b). Address of Principal Business Office or, if noone, Residence:

     John T. Nugent
     151 Haggets Pond Road
     Andover, MA 01810

     Anthony J. Baudanza
     29 Peakham Road
     Sudbury, MA 01776

Item 2(c).        Citizenship:

     United States

Item 2(d).  Title of Class of Securities:

     Common Stock, par value $0.01 per share

Item 2(e).  CUSIP Number:

     15118V108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), Check Whether the Person
            Filing is a:

      Inapplicable.


Item 4.     Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)   Amount beneficially owned:

                  Nugent: 5,348,985


                  Baudanza: 5,348,985

            (b)   Percent of class:

                  Nugent:  5.4%

                  Baudanza:  5.4%

CUSIP No. 15118V108              Schedule 13G                        Page 5 of 6
--------------------------------------------------------------------------------

            (c) Number of shares as to which the person has:

                (i) Sole power to vote or to direct the vote:

                          Nugent: 5,348,985


                          Baudanza: 5,348,985

                (ii) Shared power to vote or to direct the vote:

                          0

                (iii) Sole power to dispose or to direct the disposition of:

                          Nugent: 5,348,985


                          Baudanza: 5,348,985

                (iv) Shared power to dispose or to direct the disposition of:

                         0


Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_] .


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.


Item 8.     Identification and Classification of Members of the Group.

While the undersigned jointly negotiated arrangements with the Company with respect to their respective rights as Company shareholders in conjunction with the Company's acquisition of Elite FX, Inc., neither Mr. Nugent nor Mr. Baudanza affirms the existence of a group between them.


Item 9.     Notice of Dissolution of Group.

Not applicable.


Item 10.    Certifications.

Not applicable.

CUSIP No. 15118V108              Schedule 13G                        Page 6 of 6
--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 8, 2007           By:    /s/John T. Nugent
                                         ------------------------------------
                                        John T. Nugent



Date:  February 8, 2007           By:   /s/ Anthony J. Baudanza
                                         -----------------------------------
                                        Anthony J. Baudanza